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                          May 24, 2022

       Michael Egholm
       Chief Executive Officer
       Standard Biotools Inc.
       2 Tower Place, Ste 2000
       South San Francisco, California 94080

                                                        Re: Standard Biotools
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 17, 2022
                                                            File No. 333-265010

       Dear Dr. Egholm:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Zachary Myers, Esq.